

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Fabian Tenenbaum
President and Chief Executive Officer
Bellerophon Therapeutics, Inc.
184 Liberty Corner Road, Suite 302
Warren, New Jersey 07059

     Re: Bellerophon Therapeutics, Inc.
         Registration Statement on Form S-3
         Filed June 26, 2020
         File No. 333-239473

Dear Mr. Tenenbaum:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Jeffrey Schultz, Esq.